March 24, 2015

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jason Niethamer

Re:	Barnes & Noble, Inc.
Form 10-K for the Fiscal Year Ended May 3, 2014
Filed June 27, 2014
File No. 001-12302

Dear Mr. Niethamer:

We refer to the letter dated March 18, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Barnes & Noble, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended May 3, 2014, filed on June 27, 2014 (the “10-K”).

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.  Capitalized terms that are used in the responses in this letter without definition have the meanings assigned to them in the Company’s letter to the Staff dated February 19, 2015.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013

Income Taxes, page F-16

1.
You state in your response to prior comment 6 that for income tax purposes you did not allocate any losses to MSFT for the tax year ended January 2013 but that you did for the tax year ended January 2014 as this was subsequent to the first Anniversary Date of November 2013. Your response also notes the amount of losses that were allocated to MSFT for the tax year ended January 2014. Please tell us whether any of those losses were incurred on a financial reporting basis during the fiscal year ended April 27, 2013, and if so, the amount. Although losses were not allocated to MSFT on a tax basis, please tell us whether you determined a temporary difference existed between the tax basis and financial reporting basis as of April 27, 2013 for benefits that would ultimately be assigned to MSFT. If you did not determine a temporary difference existed, please tell us why. Lastly, you state in your response that you will include more detail in the Form 10-K that will be filed for the current fiscal year as it relates to the disclosures required by ASC 740-10-50. Please confirm you will include these enhanced disclosure specifically within Item 8 of Form 10-K.

Response:  During the period beginning on October 4, 2012 (the date MSFT invested in the LLC) and ending on April 27, 2013, the LLC generated a net pre-tax loss in excess of $400 million.  This amount was incorporated, along with the LLC’s pre-tax results for the period beginning on April 28, 2013 and ending on the Anniversary Date, into the calculation of the amount of losses ultimately determined to be allocable to MSFT on the LLC’s January 2014 tax return.

From the formation of the LLC, we have fully incorporated the LLC’s financial results into our consolidated financial statements, including for the fiscal year ended April 27, 2013.  As set out in our response in the letter dated February 19, 2015, no losses were allocated to MSFT for tax purposes as of April 27, 2013.  Since the basis of presentation for financial reporting purposes and for tax purposes was identical at April 27, 2013, there was no temporary difference.  This was consistent with management’s view as of April 27, 2013, at which point MSFT had advanced approximately $48.8 million to the LLC, that there was not sufficient information to conclude that MSFT would receive less than full reimbursement of the cash advanced, which would have eliminated the obligation to allocate LLC losses to MSFT.

In addition, we confirm that the enhanced disclosures that we will provide in the Form 10-K for the current fiscal year will be made within Item 8.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

21. Subsequent Events (unaudited)

Palo Alto Lease Agreement, page F-80

2.
We note your response to prior comment 10. While you have disclosed the amount of the impairment recorded, please tell us the amount of the fair value measurement of the assets related to the relocation at the end of the reporting period as required by ASC 820-10-50-2(a), and confirm you will include this disclosure in future filings when required. Refer also to the information presented related to nonrecurring fair value measurements in the example at ASC 820-10-55-100. We also note your statement that you will include the disclosures required by ASC 360 and 820 within your financial statements. Please confirm that when you include these required disclosures in your financial statements that they will not be included in footnotes labeled as “unaudited.”

Response:  The amount of the fair value measurement of the assets related to the relocation as of May 3, 2014 was $10.6 million.  We confirm that we will disclose this amount in future filings as well as conform our disclosure to the example at ASC 820-10-55-100.  We also confirm that we will include the disclosures required by ASC 360 and 820 within our audited footnotes to our financial statements in future filings.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact Peter Herpich at (212) 633-3261 or by email at pherpich@bn.com.

Sincerely,

By:	/s/ Peter M. Herpich
Peter M. Herpich
Vice President, Corporate Controller
(principal accounting officer)
Barnes & Noble, Inc.

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